

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Frantz Saintellemy
Chief Executive Officer
LeddarTech Holdings Inc.
4535, boulevard Wilfrid-Hamel, Suite 240
Québec G1P 2J7 , Canada

> **Re: LeddarTech Holdings Inc.**
> **Registration Statement on Form F-1**
> **Filed May 29, 2024**
> **File No. 333-279803**

Dear Frantz Saintellemy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher G. Barrett